

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
100 F Street, N.E.
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

August 21, 2006

Mr. Ross A. Benavides
Chief Financial Officer
Genesis Energy, L.P.
500 Dallas, Suite 2500
Houston, Texas 77002

> **Re: Genesis Energy, L.P.**
> **Form 10-K for Fiscal Year Ended December 31, 2005**
> **Filed March 7, 2006**
> **Forms 10-Q for Fiscal Quarters Ended March 31, 2006 and June 30, 2006**
> **Filed May 9, 2006 and August 7, 2006**
> **Response Letter Dated August 11, 2006**
> **File No. 1-12295**

Dear Mr. Benavides:

        We have reviewed your response letter and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-K for the Fiscal Year ended December 31, 2005

Results of Operations

Pipeline Transportation Segment, page 37

1.   We have considered your responses to our prior comments one and two in our
         letter of August 3, 2006. With regard to the Jay pipeline in your periodic filings,
         you disclose declining volume and state that you do not know if new production
         will be sufficient to offset declining production. In your response letter of August
         11, 2006, you state that you considered possible new production near this pipeline
         and the improving cash flow due to higher tariff rates to conclude that the useful
         life of 11 years is justified and that it was not reasonable likely the effect of the
         declining volume would have a material effect on your financial statements.
         Revise your discussion to reconcile your original disclosure with the response you
         provided in your August 11, 2006 letter, or tell us why such revision is not
         needed. We may have further comment.

2.   Provide the appropriate disclosures with regard to the Jay pipeline in your
         subsequent quarterly filings consistent with the disclosures made in your annual
         report in response to comment one above.

Form 10-Q for the Fiscal Quarter ended June 30, 2006

Notes to Consolidated Financial Statements

Note 3 – Joint Ventures and Other Investments

Other Projects, page 11

3.   We note that you capitalize costs associated with searching for and evaluating
         potential investment opportunities. Tell us how this policy complies with current
         accounting standards such as Statement of Financial Accounting Standards 141,
         which would require such costs to be expensed. We may have further comment.

Closing Comments

         As appropriate, please amend your filing and respond to these comments within
10 business days or tell us when you will provide us with a response. You may wish to
provide us with marked copies of the amendment to expedite our review. Please furnish
a cover letter with your amendment that keys your responses to our comments and
provides any requested information. Detailed cover letters greatly facilitate our review.
Please understand that we may have additional comments after reviewing your
amendment and responses to our comments.

You may contact Gary Newberry at (202) 551-3761 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3684 with any other questions.

Sincerely,

April Sifford
Branch Chief